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                              March 21, 2024

       Junsei Ryu
       Chairman and CEO
       TOYO Co., Ltd
       Tennoz First Tower F5, 2-2-4
       Higashi-shinagawa, Shinagawa-ku
       Tokyo, Japan 140-0002

                                                        Re: TOYO Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 19,
2024
                                                            File No. 333-277779

       Dear Junsei Ryu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

       Amendment 1 to Form F-4

       Unaudited Pro Forma Combined Balance Sheet, page 152

   1. We note your response prior comment 3 and reissue the comment in its entirety. Please note that the balance
sheet represents a point in time (i.e. June 30, 2023) and pro forma balance sheets are
meant to represent the balance sheet as if certain transactions had occurred at that point
in time. Therefore, if the extension notes, working capital loans, and Fuji expenses notes
occurred at June 30, 2023, those liabilities would be reflected in the pro forma balance
sheet at that point in time. Please revise accordingly.
   2. Your response to comment 3 indicates that you have adjustments for conversion of Class
                                                        B shares into Class A
shares. In this regard, we note adjustment (k) which reflects the conversion of 400,000
Class B shares into Class A shares by Fuji Solar. Given that page
 Junsei Ryu
TOYO Co., Ltd
March 21, 2024
Page 2
      F-53 states that 700,000 Class B shares were converted to Class A shares by Fuji Solar and another shareholder, please clarify where the other 300,000 conversion is reflected in the pro forma statement of operations.
       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Alexander King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameJunsei Ryu
                                                           Division of
Corporation Finance
Comapany NameTOYO Co., Ltd
                                                           Office of
Manufacturing
March 21, 2024 Page 2
cc:       Will Cai
FirstName LastName